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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No.       )*
                                            ------

                       Steinway Musical Instruments, Inc.
                -------------------------------------------------
                              (Name of Issuer)

                Ordinary Common Stock, par value $.001 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    85849104
                -------------------------------------------------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5  Pages
                                        ---
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CUSIP No. 85849104                    13G                 Page  2  of  5  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Dana D. Messina
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power               452,448
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power               1,132
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power               452,448
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power               1,132
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         453,580
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

         4.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  5  Pages
                                                               ---    ---

ITEM 1(A).  NAME OF ISSUER

     Steinway Musical Instruments, Inc.
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     600 Industrial Parkway
     Elkhart, Indiana  46516
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ITEM 2(A).  NAME OF PERSON(S) FILING

     Dana D. Messina
-------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     c/o Kirkland & Messina, Inc.
     11100 Santa Monica Boulevard
     Suite 825
     Los Angeles, CA 90025
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP

     U.S.A.
-------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES

     Ordinary Common Stock, par value $.001 per share (hereinafter "Ordinary Common Stock")
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER

     85849104
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
  CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

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                                                          Page  4  of  5  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

          453,580
    ---------------------------------------------------------------------------

    (b) Percent of Class:

          The percentage of the class represented by the amount in item 4(a) is 4.7%, which is based on a total of 9,673,941 shares determined by adding 9,422,937 shares of Ordinary Common Stock that are outstanding as of December 31, 1996 (as reported by the issuer) and 251,004 shares of Class A Common Stock owned by Mr. Messina that are convertible into a like number of shares of Ordinary Common Stock. Each share of
          Class A Common Stock entitles its holder to 98 votes.
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote

                    452,448 (consisting of 201,444 shares of Ordinary Common
                            Stock and 251,004 shares of Class A Common Stock)
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote

                    1,132 shares of Ordinary Common Stock
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of

                    452,448 (consisting of 201,444 shares of Ordinary Common
                            Stock and 251,004 shares of Class A Common Stock)
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of

                    1,132 shares of Ordinary Common Stock
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     1,132 shares held by an entity in which Mr. Messina owns an equity interest
-------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Inapplicable
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Inapplicable
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Inapplicable
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ITEM 10. CERTIFICATION

     Inapplicable
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                                                          Page  5  of  5  Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 11, 1997
                                       ----------------------------------------
                                       (Date)

                                       /s/ Dana D. Messina
                                       ----------------------------------------
                                       (Signature)

                                       Dana D. Messina/CEO
                                       ----------------------------------------
                                       (Name/Title)